Post Holdings Partnering Corporation

2503 S. Hanley Road

St. Louis, Missouri 63144

March 30, 2021

VIA EDGAR

Peter McPhun

Wilson Lee

Jonathan Burr

Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Post Holdings Partnering Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed March 18, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed March 15, 2021
File No. 333-252910

Dear Staff:

This letter sets forth the response of Post Holdings Partnering Corporation (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 25, 2021 with respect to the above-referenced Amended Registration Statements on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response below the comment immediately below.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment, and the Company is concurrently submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s response correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statements.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2021

Summary, page 1

1.

We note your disclosures in response to comment 2 that Post will not receive compensation or fees from sourcing or providing financing for your partnering transaction, and that it may derive economic benefits from owning the company’s securities. As requested in comment 2, please clarify whether Post may provide financing for a partnering transaction on terms that could reduce the value of the company to public investors. We note disclosure on page 85 that your sponsor, Post or its subsidiaries may loan funds to you to complete a partnering transaction, but that the terms of such loans have not been determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3 and 100 in response to the Staff’s comment to disclose that the Company expects that any financing, whether provided by Post or third parties, may negatively impact the value of our stockholders’ investment in the Company and that any financing provided by Post is expected to be on terms, taken as a whole, that would be at least as favorable to the Company as could be obtained from a third party. The Company also directs the Staff’s attention to the cross-referenced risk factor beginning on page 64.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Robert V. Vitale
Name: Robert V. Vitale
Title: President and Chief Investment Officer

Via E-mail:

cc:	Christian O. Nagler

Wayne E. Williams

Kirkland & Ellis LLP